UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)


                             Herley Industries, Inc.
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                                (Name of Issuer)

                   COMMON STOCK, (PAR VALUE $0.10 Per Share)
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                         (Title of Class of Securities)

                                    427398102

          ------------------------------------------------------------
                                  (CUSIP Number)

                                  JUNE 27, 2007
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
         Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                              Page 1 of 5 Pages







SCHEDULE 13D
CUSIP No.  427398102          Page 2 of 5 Pages
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Samjor, Inc.  IRS No.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
       (a) [ ]
       (b) [ ]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS (See Instructions)
     N/A
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5    Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)   [ ]
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6    Citizenship or Place of Organization
     Nevada
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                    7    SOLE VOTING POWER
    NUMBER OF            513,649
     SHARES
    BENEFICIALLY    ----------------------------------------------------------
    OWNED BY        8    SHARED VOTING POWER
      EACH               None
    REPORTING
     PERSON         ----------------------------------------------------------
      WITH          9    SOLE DISPOSITIVE POWER
                         513,649
                    ----------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         None
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11   Aggregate Amount Beneficially Owned by Each Reporting Person
     513,649
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12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
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13   Percent of Class Represented By Amount in Row (11)
     3.7%
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14   Type of Reporting Person (See Instructions)
     CO
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







SCHEDULE 13D
CUSIP No.  427398102          Page 3 of 5 Pages
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          Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules
          and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amends its Schedule 13D Statement dated August 7, 2006 relating to the shares of Common Stock, par value $0.10 per share (the "Common Stock") of Herley Industries, Inc. (the "Company")(such initial Schedule 13D shall hereinafter be referred to as the "Statement"). Unless otherwise indicated, all defined terms used in this Amendment No. 1 to the Statement (this "Amendment") shall have the same meanings as those set forth in the Statement. There has been no material change in the information included in the Statement except as set forth below.

Item 1.   Security and Issuer
          -------------------
          This statement relates to shares of Common Stock, par value $0.10 per share (the "Common Stock") of Herley Industries, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 101 North Pointe Boulevard, Lancaster, Pennsylvania 17601.

Item 2.   Identity and Background
          -----------------------
          Name of the person filing this Statement:

(a)-(c) Samjor, Inc., a Nevada corporation ("Reporting Person"), is the general partner of Samjor Family Limited Partnership, a Nevada limited partnership ("SFLP"). In that capacity, the Reporting Person has sole voting and dispositive authority with respect to the Company Common Stock owned by SFLP. SFLP is an investment partnership that focuses on public and private equity investments and directly owns the Company Common Stock. The principal business address and principal office of the Reporting Person is 1555 East Flamingo Road, Suite 155, Las Vegas, NV 89119.

    (d)   During the past five years, the Reporting Person has not been
     &    (i) convicted in a criminal proceeding (excluding traffic
    (e) violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------
          No amendment

SCHEDULE 13D
CUSIP No.  427398102          Page 4 of 5 Pages
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Item 4.   Purpose of Transaction
          ----------------------
          No amendment


Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          The information concerning percentages of ownership set forth below is based on 13,977,115 shares of Common Stock reported outstanding as of May 28, 2007 in the Company's most recent Quarterly Report on Form 10-Q, for the period ended April 29, 2007.

          On May 24, 2007, SFLP acquired in a private transaction all of the 262,887 shares of Common Stock held by Veritek Manufacturing Services, LLC ("Veritek"), at the same cost that Veritek had originally paid for the Company Common Stock.

          On June 27, 2007, SFLP sold shares of Company Common Stock such that the Reporting Person's beneficial ownership had been reduced to 513,649 shares, or approximately 3.7% of the outstanding shares.
          As a result of such sales and as of the date of this Amendment, the Reporting Person owned less than 5.0% of the outstanding shares of Company Common Stock. As a result, no further amendments to the Statement will be made unless and until beneficial ownership of Company Common Stock again exceeds 5.0% of outstanding shares.

          During the past 60 days, SFLP has engaged in the following transactions in shares of the Company Common Stock:

                                             No. Shares
                                             Purchased/
          Date              Party                (Sold)          Price
          --------         ---------         ----------        --------
          07/27/07          SFLP              (363,439)        $15.4531

          The above transactions were effected by SFLP on the NASDAQ National Market System.

          No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Company Common Stock beneficially owned by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          -----------------------------------
          No amendment

SCHEDULE 13D
CUSIP No.  427398102          Page 5 of 5 Pages
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Item 7.   Material to be Filed as Exhibits
          --------------------------------
          No amendment



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
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                                       SAMJOR, INC.

Date: June 29, 2007                    /s/ Brian R. Kahn
                                       -----------------------------------
                                       By: Brian R. Kahn, President


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